Rec'd 11/20/07



07008529

AD 12/13

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE
8-31464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ALPINE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 East 400 South
(No. And Street)

Salt Lake City	Utah	84111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Groskreutz — (801) 355-5588
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JENSEN & KEDDINGTON, P.C.
(Name -- *if individual, state last, first, middle name*)

5292 South College Drive STE 101	Salt Lake City	Utah	
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 08 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 20 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB

1/7/08

OATH OR AFFIRMATION

I, Todd Groskreutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpine Securities Corporation, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title



JEFFREY PETERSON
NOTARY PUBLIC - STATE OF UTAH
440 EAST 400 SOUTH
SALT LAKE CITY, UT 84111
My Comm. Exp. 06/10/2009

11.19.07

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPINE SECURITIES CORPORATION

Financial Statements

For The Year Ended September 30, 2007

(Together With Independent Auditor's Report)

ALPINE SECURITIES CORPORATION
TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

Stockholders
Alpine Securities Corporation
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Alpine Securities Corporation as of September 30, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpine Securities Corporation as of September 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed in the Table of Contents, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jensen & Keddington

November 16, 2007

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2007

Assets		
Cash		$ 1,612,203
Cash segregated under Federal and other regulations		119,679
Deposits with clearing organizations		581,752
Receivables:		
Customers	$ 246,484	
Broker - dealers	297,316	
Clearing organizations	689,619	
Shareholders	91,364	
Employees	11,398	
	1,336,181	
Less: Allowance for doubtful accounts	(20,000)	
		1,316,181
Trading securities - at market value		282,152
Furniture and Equipment, at cost, less accumulated depreciation of $98,230		35,833
Total Assets		$ 3,947,800

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION (Continued)
September 30, 2007

Liabilities and Stockholders' Equity	
Liabilities	
Payable to customers	$ 704,982
Payable to broker - dealers	23,074
Payable to shareholders	126,785
Payable to employees	3,356
Payable to correspondent	211,218
Securities sold, not yet purchased, at market value	50,394
Accounts payable and accrued expenses	103,206
Salaries and commissions payable	98,311
Total Liabilities	1,321,326
Stockholders' Equity	
Common stock, $.50 par value; 500,000 shares authorized, 136,500 shares issued and outstanding	68,250
Additional paid-in capital	235,424
Retained earnings	2,780,500
Treasury stock - 23,000 shares at cost	(457,700)
Total Stockholders' Equity	2,626,474
Total Liabilities and Stockholders' Equity	$ 3,947,800

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF INCOME
For The Year Ended September 30, 2007

Revenues:	
Commissions	$ 1,742,899
Net gain on trading accounts	79,871
Clearing income from correspondent	309,975
Ticket charges	353,795
Interest income	67,079
Other income	126,448
Total Revenues	2,680,067
Expenses:	
Commissions	998,673
Salaries and benefits	406,574
Clearing and subcontracting	354,089
Communications	213,779
Payroll taxes	71,184
Data processing	100,467
Postage and delivery	41,126
Rent	54,000
Transfer fees	18,910
Professional services	67,320
Depreciation	20,069
Regulatory fees	95,927
Travel and entertainment	18,311
Loss on disposal of asset	1,366
Other	85,325
Total Expenses	2,547,120
Net Income	$ 132,947

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Year Ended September 30, 2007

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance at September 30, 2006	$ 68,250	$ 235,424	$ (457,700)	$ 2,817,803	$ 2,663,777
Dividend declared				(170,250)	(170,250)
Net income				132,947	132,947
Balance at September 30, 2007	$ 68,250	$ 235,424	$ (457,700)	$ 2,780,500	$ 2,626,474

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For The Year Ended September 30, 2007

Cash Flows From Operating Activities:	
Net income	$ 132,947
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	20,069
Loss on sale of assets	1,366
(Increase) decrease in operating assets:	
Deposits with clearing organizations	234,273
Prepaid expenses	35,685
Receivables	2,120,441
Trading securities - at market value	2,179
Increase (decrease) in operating liabilities:	
Payable to customers	(1,422,299)
Payable to broker - dealers	11,235
Payable to shareholders	(13,707)
Payable to employees	(10,560)
Payable to correspondent	(236,850)
Securities sold, not yet purchased, at market value	8,006
Accounts payable and accrued expenses	(9,619)
Salaries and commissions payable	26,324
Trading deposits - payable to employees	(7,000)
Net Cash From Operating Activities	892,490
Cash Flows From Investing Activity:	
Purchase of furniture and equipment	(11,546)
Net Cash from Investing Activity	(11,546)
Cash Flows From Financing Activity:	
Dividends paid	(170,250)
Net Cash from Financing Activity	(170,250)
Net Increase in Cash and Cash Equivalents	710,694
Cash and Cash Equivalents, September 30, 2006	1,021,188
Cash and Cash Equivalents, September 30, 2007	$ 1,731,882

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Alpine Securities Corporation (the Company) was incorporated under the laws of the State of Utah on January 11, 1984 as a securities broker and dealer dealing principally in over-the-counter securities. The Company, located in Salt Lake City, Utah, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received. The Company also clears securities transactions for a correspondent and charges a transaction fee per trade ticket.

Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash balances in accounts segregated under federal and other regulations in excess of required balances to be cash and cash equivalents.

Receivables

Receivables are recorded when transactions are executed. Receivables are written-off when they are determined to be uncollectible. The Company has determined that an allowance for doubtful accounts of $20,000 is necessary at September 30, 2007. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and the financial stability of its customers.

Trading Securities

Marketable securities in the Company's trading account are valued at market value. The resulting difference between actual cost and market (or fair value) is included in income.

Furniture and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided using accelerated methods.

Revenue Recognition

Securities transactions and related income and commissions and related clearing expenses are recorded on a trade date basis, which is the day each transaction is executed.

Income Taxes

The Company, with the consent of its stockholders, elected to be taxed as an S Corporation. The taxable income of the Company flows through to the stockholders' individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk as cash balances are swept daily into a money market account backed by U.S. Government securities.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Concentration of Credit Risk (Continued)

The Company is engaged in various trading and brokerage activities in which the counterparties are primarily broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $55,033 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (SEC). The reserve is calculated monthly using a formula as defined by the rule. The required reserve at September 30, 2007 was $0.

Cash of $64,646 has been segregated in a separate bank account for the purpose of returning correspondent property in the event the Company liquidates. The Company is required by the Financial Industry Regulatory Authority (FINRA) to have this reserve as part of the Company's clearing agreement with a correspondent firm. The reserve is calculated coincidental to the Company's SEC rule 15c3-3 computation using a formula as defined by FINRA. The required reserve at September 30, 2007 was $0.

NOTE 3 DEPOSITS WITH CLEARING ORGANIZATION

The Company had deposit requirements with its clearing organizations totaling $581,752 as of September 30, 2007.

NOTE 4 RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The customer receivable from and payable to account balances arose from transactions within the ordinary course of business. Securities owned by customers are held as collateral for receivables.

For purposes of this report, the Company has segregated the employee receivables and payables account balances from the customer account receivables and payables.

NOTE 5 RECEIVABLE FROM AND PAYABLE TO SHAREHOLDERS

Shareholder related receivable from and payable to account balances arose from the ordinary course of business. For regulatory purposes, these accounts have been segregated into separate financial statement accounts.

NOTE 6 RELATED PARTY TRANSACTIONS

The Company rents office space on a month-to-month basis from a related party. Two stockholders of the Company are also owners of the related party company. Rent expense for the year ended September 30, 2007 was $54,000. The monthly rental at September 30, 2007 was $3,500.

NOTE 7 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At September 30, 2007, the Company had net capital of $2,528,982 which was $2,278,982 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.5 to 1.

NOTE 8 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2007 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2007.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 9 AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Company's statement of financial condition as of September 30, 2007, is available for examination at the office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Denver, Colorado.

SUPPLEMENTARY INFORMATION

ALPINE SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2007

Computation Of Net Capital		
Total ownership equity from Statement of Financial Condition		$ 2,626,474
Deduct ownership equity not allowable for net capital		- -
Total Ownership Equity Qualified for Net Capital		2,626,474
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	$ 47,231	
Aged fail-to-deliver	4,313	
Other deductions and/or charges	3,625	
Total Deductions and/or Charges		(55,169)
Net capital before haircuts on securities positions		2,571,305
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Trading and investment securities-stocks and warrants	42,323	
Total Haircuts on Securities		(42,323)
Net Capital		$ 2,528,982
Computation Of Basic Net Capital Requirement		
Minimum net capital required		$ 84,395
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		250,000
Net capital requirement (larger of the above)		250,000
Excess net capital		$ 2,278,982
Excess net capital at 1000%		$ 2,402,389
Computation Of Aggregate Indebtedness		
Total A.I. liabilities from Statement of Financial Condition		$ 1,265,921
Adjustment to aggregate indebtedness		-
Total aggregate indebtedness		$ 1,265,921
Ratio of aggregate indebtedness to net capital		0.5 to 1

ALPINE SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT FILED AND AUDITED FINANCIAL STATEMENTS
September 30, 2007

Net capital as reported in Company's FOCUS report, September 30, 2007	$ 2,528,982
Adjustments by auditors	-
Net capital per audited financial statements, September 30, 2007	$ 2,528,982

ALPINE SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2007

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ 710,055
Customers' securities failed to receive	16,347
Market value of securities which are in transfer in excess of 40	
Other - Clearing allocation	29,817
Total Credit Items	756,219
Debit Balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions	224,019
Failed to deliver of customers' securities not older than 30 calendar days	282,751
Other - Clearing corporations	689,619
Other - Clearing allocation	64,529
Total Debit Items	1,260,918
Reserve Computation	
Excess of total debits over total credits	$ 504,699
Required deposit	None
Amount held on deposit in "Reserve Bank Account"	$ 55,033

ALPINE SECURITIES CORPORATION
RECONCILIATION OF RESERVE REQUIREMENT UNDER RULE 15C3-3
PER FOCUS REPORT FILED AND AUDITED FINANCIAL STATEMENTS
September 30, 2007

Excess of total debits over total credits as reported in Company's FOCUS report, September 30, 2007	$ 472,248
Audit adjustment to record shareholder payables included in customer payables	32,451
Excess of total debits over total credits per audited financial statements, September 30, 2007	$ 504,699

ALPINE SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2007

State the market valuation and number of items of:

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$ 0
	A. Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
	A. Number of items	0
3.	The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of rule 15c3-3.	Yes



Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholders
Alpine Securities Corporation
Salt Lake City, Utah

In planning and performing our audit of the financial statements of Alpine Securities Corporation (the Company) for the year ended September 30, 2007 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures as we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that errors or fraud in amounts, that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jensen & Keddington

November 16, 2007

END